Exhibit (e)(4)

WAIVER AND RELEASE

I, Thomas A. Bologna, agree as follows:

1. I am aware of a proposed transaction in which Laboratory Corporation of America Holdings (“LabCorp”) would acquire through a tender offer at least a majority of the outstanding equity interests in Orchid Cellmark, Inc. (the “Company”) through an Agreement and Plan of Merger dated April 5, 2011 (the “Transaction”), thereby effecting a Change of Control as defined in my Employment Agreement with the Company dated March 8, 2006, as amended (the “Employment Agreement”).

2. Provided that (a) the Transaction closes within 120 days (or 210 days, if such waiting period under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the Transaction) of my execution of this Waiver and Release, and (b) I receive all consideration to which I am otherwise entitled under my Employment Agreement and stock option agreements with the Company and in connection with the Transaction, then with regard only to my stock options granted under my Employment Agreement and stock option agreements with exercise prices that are higher than the consideration price per share in the Transaction (the “Subject Option Awards”), I waive and release the Company from all claims for compensation with respect to such Subject Option Awards or to exercise such Stock Option Awards after the consummation of the Transaction.

3. Except as expressly provided herein, my Employment Agreement and all of my stock option agreements with the Company remain in full force and effect pursuant to their terms.

Dated: 4/5/2011	/s/ Thomas A. Bologna
Thomas A. Bologna

ACCEPTED AND AGREED TO:

Orchid Cellmark Inc.

By:	/s/ William J. Thomas
	Name:	William J. Thomas
	Title:	Vice President and General Counsel

Date: April 5, 2011